UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40283

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Classic Financial Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15745 Roller Coast Road
(No. and Street)

Colorado Springs (City) CO (State) 80921 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Florence R. Klein 719-488-9266
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr. Suite 508 West Southfield, MI. 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Florence R. Klein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Classic Financial Company, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Florence R. Klein
Signature

President
Title

Kendra Tomlinson
Notary Public

NOTARY PUBLIC
KENDRA TOMLINSON
STATE OF COLORADO
My Comm. Exp. 01-29-2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

February 17, 2011

Board of Directors
American Classic Financial Company
15745 Roller Coaster Road
Colorado , CO 80921

I have audited the accompanying balance sheet of American Classic Financial Company, as of December 31, 2010, and the related statements of income, retained earnings, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of American Classic Financial Company as of December 31, 2010, and the results of its operations, retained earnings, changes in stockholders equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provisions under rule 15c3-3, statement of changes in liabilities subordinated to the claims of general creditors, and the reconciliation of the computation of net capital under rule 15c3-1, are presented for additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Further, there were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part IIA of the Focus report required under Rule 15c3-1.

Edward Richardson Jr CPA

Edward Richardson Jr., CPA

American Classic Financial Company
BALANCE SHEET
As of December 31, 2010

ASSETS

CURRENT ASSETS		
Cash in Bank - Wells Fargo	$	18,131.03
Cash in Bank - Chase		100.00
Cash in Bank - Southwest		32,340.02
Investments		107,786.67
Accounts Receivable		574.40
Accounts Receivable - Southwest		23,213.62
Total Current Assets		182,145.74
PROPERTY AND EQUIPMENT		
TOTAL ASSETS	$	182,145.74

The footnotes are an integral part of the financial statements.

American Classic Financial Company
BALANCE SHEET
As of December 31, 2010

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 15,659.18
Total Current Liabilities	15,659.18
LONG-TERM LIABILITIES	
Note Payable	70,000.00
Total Long-Term Liabilities	70,000.00
Total Liabilities	85,659.18
STOCKHOLDERS' EQUITY	
Capital Stock, $0.01 par value, 500,000 shares authorized, 500,000 shares issued and outstanding	5,000.00
Preferred stock, $0.01 par value, 500,000 shares authorized, 68,000 issued and oustanding	680.00
Paid in Excess	199,740.01
Retained Earnings	(107,933.45)
Subtotal	97,486.56
Less: Cost of Treasury Stock	(1,000.00)
Total Stockholders' Equity	96,486.56
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 182,145.74

The footnotes are an integral part of the financial statements.

American Classic Financial Company
STATEMENT OF INCOME

		12 Months Ended December 31, 2010
Revenues		
Commissions Earned	$	252,600.16
Interest Income		2,242.17
Dividend Income		1,043.76
Gain(loss) on security trading		10,857.03
Miscellaneous Income		916.62
Total Revenues		267,659.74
Operating Expenses		
Employee compensation and ben		218,303.71
Floor brokerage, exchange, and c		16,039.28
Communications and data proces		1,862.71
Interest and dividends		1,491.16
Occpancy		350.00
Other expenses		152,492.80
Total Operating Expenses		390,539.66
Operating Income (Loss)		(122,879.92)
Net Income (Loss)	$	(122,879.92)

The footnotes are an integral part of the financial statements.

American Classic Financial Company
STATEMENT OF RETAINED EARNINGS

		12 Months Ended December 31, 2010
Beginning of Period	$	14,938.90
Plus: Net Income	$	(122,879.92)
Less: Dividends Paid		0.00
RETAINED EARNINGS END OF PERIOD	$	(107,941.02)

The footnotes are an integral part of the financial statements.

American Classic Financial Company
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2010

	2010
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (122,879.92)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Losses (Gains) on sales of Fixed Assets	0.00
Decrease (Increase) in Operating Assets:	
Investments	(37,215.10)
Accounts Receivable	23,279.11
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	(640.82)
Accrued Liabilities	(23,312.37)
Total Adjustments	(37,889.18)
Net Cash Provided By (Used in) Operating Activities	(160,769.10)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds From Sale of Fixed Assets	0.00
Net Cash Provided By (Used In) Investing Activities	0.00
CASH FLOWS FROM FINANCING ACTIVITIES	
Notes Payable Borrowings	70,000.00
Proceeds From Sale of Stock	97,736.25
Treasury Stock	0.00
Net Cash Provided By (Used In) Financing Activities	167,736.25
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,967.15
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	43,596.33
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 50,571.05

The footnotes are an integral part of the financial statements.

AMERICAN CLASSIC FINANCIAL COMPANY
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock		Preferred Stock		Paid-in Capital		Treasury Stock		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2009	5,000	$ 5,000	$ 680	$ 680	1,000	$ 102,004	1,000	$ (1,000)	$ 14,939	$ 121,623
Net Income	-	-	-	-	-	-	-	-	(122,880)	(122,880)
Capital Transactions	-	-	-	-	-	97,736	-	-	-	97,736
Prior Period Adjustments	-	-	-	-	-	-	-	-	-	-
Balance at December 31, 2009	5,000	$ 5,000	$ 680	$ 680	1,000	$ 199,740	1,000	$ (1,000)	$ (107,941)	$ 96,479

The footnotes are an integral part of the financial statements.

AMERICAN CLASSIC FINANCIAL COMPANY
NOTES TO FINANCIAL STATEMENTS
December 31, 2010

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

American Classic Financial Company (the Company) was incorporated in the State of Pennsylvania effective March 2, 1998. The Company has adopted a calendar year.

Description of Business

The Company, located in Colorado, CO is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are handled by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on the settlement date reported by the clearing firm through submitted commission statements.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

AMERICAN CLASSIC FINANCIAL COMPANY
NOTES TO FINANCIAL STATEMENTS
December 31, 2009

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2010, the Company did not have any components of Comprehensive Income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations

The Company concentration are in revenues as provides services related to sales of securities, annuities, and insurance.

Income Taxes

The Net Operating Loss Carryforward is $66,082. The amount is calculated as follows:

Net Operating Loss Carryforward		
1	December 31, 2003	$7,865
2	December 31, 2004	31,430
3	December 31, 2005	3,140
4	December 31, 2006	18,378
5	December 31, 2007	4,690
6	December 31, 2008	579
Total		$66,082.00

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds to the clearing broker who carries the customer accounts.

NOTE D – RELATED PARTY TRANSACTIONS

The Company leases office space from a commonly owned entity, American Classic Investment, LLC. During 2010, the Company paid $350.00 under this arrangement.

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2010, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

NOTE F – SECURITIES

Marketable securities owned consist of investment securities as follows:

Corporate stocks	$107,781.36
Corporate bonds	0
Total	$107,781.36

NOTE G – ACCOUNTS RECEIVABLE

The accounts receivable consists of amounts due form Southwest Securities, $23,213.62.

NOTE G – ACCOUNTS PAYABLE

The accounts payable is made of an amount of $15, 659.18 due to Adolph Tieppo.

NOTE H – FAIR VALUE

Supplementary Information

Supplementary Information

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2010

American Classic Financial Company
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2010

Computation of Net Capital

Total Stockholder's equity:		$ 96,479.00
Nonallowable assets:		
Securities	0.00	
Accounts receivable – other	574.00	(574.00)
Other Charges		
Haircuts	16,167.00	
Undue Concentration	0.00	(16,167.00)
Net allowable capital		$ 79,738.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 5,713.00
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 74,025.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 85,659.00
Percentage of aggregate indebtedness to net capital	107.43%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2010	$ 79,738.00
Adjustments:	
Change in Equity (Adjustments)	(0.00)
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	(110.00)
Change in Undue Concentration	0.00
NCC per Audit	79,738.00
Reconciled Difference	$ (0.00)

See accountant's audit report

American Classic Financial Company
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2010

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Southwest Securities

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2010	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2010	$ -

See accountant's audit report

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2010

American Classic Financial Company
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2010

Computation of Net Capital

Total Stockholder's equity:		$ 96,479.00
Nonallowable assets:		
Securities	0.00	
Accounts receivable – other	574.00	(574.00)
Other Charges		
Haircuts	16,167.00	
Undue Concentration	0.00	(16,167.00)
Net allowable capital		$ 79,738.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 5,713.00
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 74,025.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 85,659.00
Percentage of aggregate indebtedness to net capital	107.43%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2010	$ 79,738.00
Adjustments:	
Change in Equity (Adjustments)	(0.00)
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	(110.00)
Change in Undue Concentration	0.00
NCC per Audit	79,738.00
Reconciled Difference	$ (0.00)

American Classic Financial Company
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2010

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Southwest Securities

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2010	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2010	$ -

REPORT ON INTERNAL CONTROL

For the year ended December 31, 2010

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 17, 2010

Board of Directors
American Classic Financial Company
15745 Roller Coaster Road
Colorado, CO 80921

In planning and performing my audit of the financial statements and supplemental schedules of American Classic Financial Company for the year ended December 31, 2010, I considered its internal control, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2010

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

To the Board of Directors
American Classic Financial Company
15745 Roller Coast Road
Colorado, IL 80921

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2010 to December 31, 2010, which were agreed to by American Classic Financial Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating American Classic Financial Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). American Classic Financial Company's management is responsible for American Classic Financial Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7T with the respective cash disbursements record entries, including check number 8730 and 8942 dated September 10, 2010 and January 25, 2011, respectively.

2. Compared audited Total Revenue for the period of January 1, 2010 through the December 31, 2010 (fiscal year-end) with the amounts reported on Form SIPC-7T for the same period noting the following reconciliation of differences:

	SIPC-7T	AUDIT	Difference
Total Revenue	$ 263,457	$ 267,659.74	$ 4,202.74
Additions			
2b(4)	$ 1,491.00	$ -	
Net Loss from Securities Investment Account	$ -	$ 10,583.00	
Total Additions	$ 1,491.00	$ 10,583.00	$ 9,362.00
Deductions			

Distributions of Investment Co.		$ 9,563.00	$ 15,407.00	
Commissions to other b/d's		$ 217688.00	$ -	
Investment Companies		$ -	$ -	
Clearing Costs		$ -	$ -	
Gain from investment accounts		$ 10,857.00	$ 21,709.00	
Interest Expense		$ -	$ 7,034.00	
Printing & Advertising		$ 42,068.00	$ -	
Non-securities related revenues		$ 79,231.00	$ -	
Total Deductions		$ 359,407.00	$ 44,150.00	$ (315,257.00)
SIPC Net Operating Revenues		$ (94,459.00)	$ 234,362.74	$ 328,821.74
2.A General Assessment	0.0025	$ (236.15)	$ 585.91	$ 822.05
2.B SIPC 6 Payment		$ 150.00	$ 150.00	$ -
2.C Prior Year Overpayment		$ -		
2.D. Assessment Balance		$ (386.15)	$ 435.91	$ -
Underpayment (Overpayment)				

3. Compared any adjustments reported Form SIPC-7T with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7T noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed. According to our findings, Middle Market Transactions, Inc. did not have an underpayment.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

February 18, 2011

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH, D.C.
211

American Classic Financial Company

Audit Report

December 31, 2010

American Classic Financial Company

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended December 31, 2010
(With Independent Auditor's Report Thereon)
and
Supplemental Report on Internal Control

December 31, 2010

AMERICAN CLASSIC FINANCIAL COMPANY
December 31, 2010

Contents